Contact

www.linkedin.com/in/dkhammer
(LinkedIn)

Top Skills

User Experience
Mobile Devices
Mobile Applications

David Hammer

Co-Founder, PopWheels
Brooklyn, New York, United States

Experience

Popwheels

Co-Founder
January 2023 - Present (3 years 5 months)

Creating a battery-swapping network for eBikes and electric micromobility with an initial focus on delivery workers. Solving the NYC battery-fire crisis in the process. Having a ton of fun in the process.

Here's how: Delivery workers today spend $1000+/year on on batteries and charging, and still have to deal with a myriad of inconveniences and dangers, sparking a citywide fire crisis in New York City. By providing them with the ability to swap for fully-charged batteries on demand, PopWheels offers a solution that is cheaper, easier, and safer.

Freelance

Consultant, Investor & Coach
October 2021 - Present (4 years 8 months)

Using my accumulated scar tissue to help early and mid-stage companies discover product-market fit, raise money, build their org and their cultures, and explore potential product lines.

Hawkfish LLC

SVP Product, Research, Insights
December 2019 - May 2021 (1 year 6 months)
Greater New York City Area

Hawkfish was Mike Bloomberg's political technology shop, backing first his presidential campaign and subsequently a number of major Democratic candidates in the 2020 election cycle.

We went from 0 to 60 at ludicrous speed, scaling an org to 200+ in a matter of weeks, creating game-changing technologies in the political ecosystem, and nearly getting Mike over the line. Then we did the same for Joe Biden. My job was to manage the chaos, empower the teams, and put points on the board in the most chaotic environment I've ever encountered.

https://www.wired.com/story/hawkfish-bloomberg-digital-army-fighting-for-democrats/

Emissary.io
Founder & CEO
May 2013 - November 2019 (6 years 7 months)

Emissary is a completely new type of expert network: A sales intelligence network, used by some of the biggest & best enterprise sales organizations to navigate the companies they are selling to.

I founded the company as a solo entrepreneur, sherpaed it through 2 years in the desert of discovering product-market fit before locking on to a completely novel, category-creating use case. Raised $20m+ for the business, scaled it to 60+ hires and many millions of ARR before bringing in a sales-oriented CEO to take the company to new heights.

Google
Product manager
September 2006 - August 2012 (6 years)

Founded the Demand Side Platform (DSP) efforts at Google in early 2010. Created initial product vision, built engineering and initial sales team, helped manage acquisition and integration of Invite Media. Led DV360 (formerly DBM), the next-generation Invite Media, a world-class tool to buy real-time inventory on Ad Exchanges.

Previously PM for iGoogle, Ads Abuse, and AdX teams.

As Ads Abuse PM, led engineering/policy/operational team in charge of preventing bad ads of all sorts from showing at google. Drove massive improvements in efficiency while retaining quality.

As iGoogle PM, led the development of numerous new features and drove dramatic growth of Google Gadgets.

Let's Go
Researcher/Writer
June 2003 - August 2003 (3 months)

Covered Sweden and Finland for Let's Go: Europe.

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Education

Harvard University

BA, Computer Science · (2002 - 2006)